Filed pursuant to Rule 433
Registration Statement No. 333-129243
December 22, 2005
Relating to Preliminary Pricing Supplement No. 18
dated December 6, 2005

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – December 22, 2005

PLUS due January 29, 2007
Mandatorily Exchangeable for an Amount Payable in U.S. Dollars Based on the Performance of a
Basket Composed of the S&P 500® Index, Energy Commodities and Metals Commodities Performance
Leveraged Upside SecuritiesSM (“PLUSSM”)

Offering Price	:	$10 per PLUS
Leverage Factor	:	145%
Aggregate Principal Amount	:	$17,000,000
Basket Components	:	Percentage Weighting	Initial Value
S&P 500 Index WTI Crude Oil Natural Gas Aluminum Copper Zinc	: : : : : :	33.333% 16.667% 16.667% 11.111% 11.111% 11.111%	1268.12 58.28 12.923 2239 4556 1844
Trade Date	:	December 22, 2005
Settlement Date	:	December 28, 2005
Listing	:	The PLUS will not be listed on any securities exchange.
CUSIP	:	61747Y642
Agent	:	Morgan Stanley & Co. Incorporated
Agent’s Commissions	:	$0.15 per PLUS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

“Standard &Poor’s®,” “S&P®”, “S&P 500®” and “S&P 500® Index” are trademarks of Standard & Poor’s Corporation and have been licensed for use by Morgan Stanley. The PLUS are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the PLUS.